UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

ENTRY INTO A JOINT VENTURE FORMATION AGREEMENT

On October 1, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into a Joint Venture Formation Agreement (the “JV Agreement” or “Agreement”) with Xiangdong Wang, an individual, and Future Science and Education Development Foundation Limited (together with the Company, the “Parties”), pursuant to which the Parties agreed to jointly establish Linkee AI Company Limited (the “Joint Venture Company”).

Pursuant to the JV Agreement, the initial capital arrangement of the Joint Venture Company is HKD 10,000. The initial shareholding of the Joint Venture Company is held 49% by Xiangdong Wang, 40% by the Company and 11% by Future Science and Education Development Foundation Limited. The Company’s corresponding initial capital contribution is expected to be HKD 4,000.

The JV Agreement provides that the intended initial directors of the Joint Venture Company are Xiangdong Wang and Jianbiao Dai, the Chairman of the board of directors and Chief Executive Officer of the Company.

Under the JV Agreement, any further investment or commercial arrangement among the Parties or with the Joint Venture Company shall be separately agreed in writing. The JV Agreement took effect upon execution by all Parties and is governed by the laws of Hong Kong.

The Joint Venture Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) on October 5, 2026. The Joint Venture Company will be principally engaged in overseas sales, marketing, operation and related technology services for AI companion smart toys.

The foregoing summary of the JV Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the JV Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Joint Venture Formation Agreement, dated October 1, 2026, among NETCLASS TECHNOLOGY INC, Xiangdong Wang and Future Science and Education Development Foundation Limited
99.1	Press Release - NETCLASS TECHNOLOGY INC Expands Business Horizons with Strategic Entry into AI Companion Smart Hardware, dated October 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: October 9, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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